The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(Subject to Completion) Preliminary Pricing Supplement dated March 6, 2015 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	Rule 424(b)(2) Registration No. 333-202281

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – Fixed Rate Step-up Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:   89236TCE3

Principal Amount (in Specified Currency): $          .
TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100.00%
Trade Date: March 13, 2015
Original Issue Date: March 20, 2015
Stated Maturity Date: March 20, 2030

Interest Rate:
3.00% per annum from and including the Original Issue Date to but excluding March 20, 2021;
3.50% per annum from and including March 20, 2021 to but excluding March 20, 2026;
4.00% per annum from and including March 20, 2026 to but excluding March 20, 2027;
4.50% per annum from and including March 20, 2027 to but excluding March 20, 2028;
6.00% per annum from and including March 20, 2028 to but excluding March 20, 2029; and
10.00% per annum from and including March 20, 2029 to but excluding the Stated Maturity Date.

Interest Payment Dates: Each March 20 and September 20, commencing on September 20, 2015

Net Proceeds to Issuer:  98.75% of Principal Amount

Agent’s Discount or Commission:  1.25% of Principal Amount
The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Morgan Stanley & Co. LLC
Agent’s Capacity: Principal

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Quarterly, on each March 20, June 20, September 20 and December 20, commencing on March 20, 2020.
Notice of Redemption: The redemption of the Notes is subject to not less than 10 Business Days prior written notice

Repayment: N/A
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

RISK FACTORS

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-2 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date, beginning on March 20, 2020.  It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL TAXATION

As discussed under the section of the Prospectus Supplement titled “United States Federal Taxation—Tax Consequences to U.S. Holders—Original Issue Discount Notes—Notes Subject to Early Redemption,” the Notes will not be treated as issued with “original issue discount.”  Stated interest on the Notes will generally be taxable to you if you are a U.S. Holder (as defined in the Prospectus Supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.  For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley & Co. LLC.

CLEARANCE AND SETTLEMENT

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

PS-2